UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2014

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

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NEWS RELEASE
bhp billiton
resourcing the future
Release Time
IMMEDIATE
Date 16 April 2014
Number 08/14
BHP BILLITON OPERATIONAL REVIEW
FOR THE NINE MONTHS ENDED 31 MARCH 2014
BHP Billiton maintained strong momentum in the nine months ended March 2014 with record production achieved for four commodities and at 10 operations.
Strong operating performance throughout the period, the relatively limited impact of the wet season and the continued ramp-up of Jimblebar underpinned record production at Western Australia Iron Ore of 163 million tonnes (100% basis). Full-year production guidance has been raised by a further five million tonnes to 217 million tonnes (100% basis).
Queensland Coal achieved record annualised production of 69 million tonnes (100% basis) in the March 2014 quarter. A sustainable improvement in productivity and the successful ramp-up of Daunia has underpinned an increase in total metallurgical coal production guidance to 43.5 million tonnes for the 2014 financial year.
Petroleum liquids production increased by 16% to 77 million barrels of oil equivalent for the nine months ended March 2014, underpinned by a 71% increase at Onshore US. As a result of the successful divestment of Liverpool Bay and well remediation activities in the Hawkville that are now complete, total petroleum production for the 2014 financial year is expected to be approximately 245 million barrels of oil equivalent. The overall reduction in full-year guidance has been mitigated by an increased contribution from higher-margin crude and condensate.
Full-year copper production guidance remains unchanged at 1.7 million tonnes, with a strong June 2014 quarter anticipated.
BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Our productivity agenda continues to deliver outstanding results, underpinning a 10 per cent1 increase in production so far this year. Having achieved record iron ore and metallurgical coal production during the first nine months of this year, we have raised full-year guidance for both commodities. The strong contribution from our high-margin Gulf of Mexico operations and the predictability of Escondida’s performance is also pleasing. We continue to expect cumulative production growth of 16 per cent1 over the two years to the end of the 2015 financial year.
“During the period, the fourth pellet plant at Samarco achieved first production and commissioning at Caval Ridge commenced ahead of schedule. Our newest hard coking coal mine will add to our uniquely diversified and opportunity-rich portfolio of large mining and petroleum operations. Group capital and exploration expenditure remains on track to decline by 25 per cent in the 2014 financial year, before declining again next year. By maintaining strict financial discipline and a focus on our four pillars of Iron Ore, Copper, Coal and Petroleum, we continue to believe that an average rate of return of greater than 20%2 is achievable for our major development options.”
Note: Unless specified otherwise: variance analysis relates to the relative performance of BHP Billiton and/or its operations during the nine months ended March 2014 compared with the nine months ended March 2013 or the March 2014 quarter compared with the December 2013 quarter; production volumes, sales volumes and capital and exploration expenditure from subsidiaries (which include Escondida, Jimblebar, BHP Billiton Mitsui Coal and our manganese operations) are reported on a 100 per cent basis; production volumes, sales volumes and capital and exploration expenditure from equity accounted investments (which include Antamina, Samarco and Cerrejón) and other operations are reported on a proportionate consolidation basis. Abbreviations referenced in this report are explained on page 11.

Summary

Production summary	MAR 2014 YTD	MAR 2014 QTR	MAR YTD14 vs MAR YTD13	MAR Q14 vs MAR Q13	MAR Q14 vs DEC Q13
Total petroleum production (MMboe)	181.3	60.9	3%	10%	6%
Copper (kt)	1,257.1	413.9	2%	(5%)	(6%)
Iron ore (kt)	147,387	49,567	21%	23%	1%
Metallurgical coal (kt)	33,192	11,467	24%	28%	(1%)
Energy coal (kt)	55,129	17,723	2%	11%	0%
Alumina (kt)	3,853	1,250	7%	3%	(8%)
Aluminium (kt)	898	286	3%	(6%)	(5%)
Manganese ores (kt)	6,047	1,801	(4%)	(10%)	(18%)
Manganese alloys (kt)	465	162	9%	13%	(2%)
Nickel (kt)	112.3	34.1	(1%)	(19%)	(10%)

BHP Billiton maintained strong momentum in the nine month period ended March 2014 with record production achieved for four commodities and at 10 operations. In total, production increased by 10 per cent[1] during the period and is expected to grow by 16 per cent[1] over the two years to the end of the 2015 financial year.

Record production at Western Australia Iron Ore (WAIO) for the nine month period was underpinned by strong operating performance, the relatively limited impact of the wet season and the continued ramp-up of Jimblebar. Despite tie-in activities associated with the commissioning of the first replacement shiploader scheduled for the June 2014 quarter, we have raised production and sales guidance for the 2014 financial year to 217 Mt (100 per cent basis). In total, we have raised production guidance for this high-margin business by 10 Mt (100 per cent basis) during the course of the year.

Metallurgical coal production for the nine month period increased by 24 per cent to a record 33 Mt and included record production at all Queensland Coal operations[3]. As a result, total metallurgical coal production guidance for the full year has increased by 2.5 Mt to 43.5 Mt.

Following the successful divestment of Liverpool Bay, production guidance for the 2014 financial year has been rebased to 245 MMboe. The two per cent reduction to previous guidance also reflects lower gas and natural gas liquids production in the Hawkville area of the Eagle Ford, although planned well remediation activities have now been completed. Total Onshore US production of approximately 107 MMboe is now anticipated for the 2014 financial year and primarily reflects a lower contribution from natural gas. The overall reduction in full-year guidance has been mitigated by an increased contribution from higher-margin crude and condensate, predominantly from our Gulf of Mexico operations.

During the March 2014 quarter, the fourth pellet plant at Samarco achieved first production and commissioning at Caval Ridge commenced ahead of schedule. The Samarco Fourth Pellet Plant project will not be reported in future Operational Reviews. BHP Billiton's share of capital and exploration expenditure in the 2014 financial year is expected to decline by 25 per cent to US$16.1 billion[4], as planned.

We continued to simplify our portfolio during the period with the successful divestment of Liverpool Bay. In the last two years alone, the Group has announced or completed divestments in Australia, the United States, Canada, South Africa and the United Kingdom, including petroleum, copper, coal, mineral sands, uranium and diamonds assets. As we announced to the market on 1 April 2014, we continue to actively study the next phase of simplification, including structural options, but we will only pursue options that maximise value for BHP Billiton shareholders.

BHP Billiton operational review for the nine months ended 31 March 2014 2

Petroleum and Potash

Production

	MAR 2014 YTD	MAR 2014 QTR	MAR YTD14 vs MAR YTD13	MAR Q14 vs MAR Q13	MAR Q14 vs DEC Q13
Crude oil, condensate and natural gas liquids (Mboe)	77,280	27,254	16%	31%	14%
Natural gas (bcf)	624.4	202.0	(5%)	(3%)	0%
Total petroleum production (MMboe)	181.3	60.9	3%	10%	6%

Total petroleum production – Total petroleum production for the nine months ended March 2014 increased by three per cent to 181.3 MMboe.

Following the successful divestment of Liverpool Bay, production guidance for the 2014 financial year has been rebased to 245 MMboe. The two per cent reduction to previous guidance also reflects lower gas and natural gas liquids production in the Hawkville area of the Eagle Ford, although planned well remediation activities have now been completed. Total Onshore US production of approximately 107 MMboe is now anticipated for the 2014 financial year and primarily reflects a lower contribution from natural gas. The overall reduction in full-year guidance has been mitigated by an increased contribution from higher-margin crude and condensate, predominantly from our Gulf of Mexico operations.

Crude oil, condensate and natural gas liquids – A 16 per cent increase in liquids production for the nine months ended March 2014 was underpinned by a 71 per cent increase at Onshore US. This was supported by a doubling of production at Atlantis as volumes benefited from the start-up of a new production well in the September 2013 quarter. We expect to carry strong momentum at Atlantis into the 2015 financial year with a further two production wells scheduled for completion in the coming months.

An 84 per cent increase in liquids production at Pyrenees in the March 2014 quarter followed the completion of major planned maintenance during the December 2013 quarter and the start-up of three new production wells during the period.

Production in the Eagle Ford accelerated at the end of the March 2014 quarter and we continue to expect growth in Onshore US liquids production of approximately 75 per cent for the full year as a significant inventory of completed wells is brought online.

Natural gas – Natural gas production for the nine months ended March 2014 declined by five per cent to 624 bcf. The successful delivery of first gas from Macedon partially offset lower seasonal demand at Bass Strait and natural field decline at Haynesville, which reflected our decision to prioritise Onshore US development drilling in the liquids-rich Black Hawk region of the Eagle Ford.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 70% complete.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 MMcf/d of high-CO_2 gas.	On schedule and budget. The overall project is 29% complete.

BHP Billiton operational review for the nine months ended 31 March 2014 3

Onshore US drilling and development expenditure totalled US$3.4 billion in the nine months ended March 2014. As anticipated, the rate of expenditure reduced in the March 2014 quarter to US$1.0 billion, in-line with our planned annual investment program of approximately US$4.0 billion. Approximately 75 per cent of drilling activity occurred in the Eagle Ford, with the majority focused on our Black Hawk acreage.

Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2014.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
Rydal-1	Carnarvon Basin WA-255P	Oil	50% (operator)	13 January 2014	752 m	3,268 m	Plugged and abandoned Hydrocarbons encountered Non-commercial
Bunyip-1	Carnarvon Basin WA-335P	Gas	52.5% (operator)	4 February 2014	1,187 m	4,579 m	Plugged and abandoned Hydrocarbons encountered Under evaluation

Petroleum exploration expenditure for the nine months ended March 2014 was US$434 million, of which US$231 million was expensed. A US$600 million exploration program, largely focused on the Gulf of Mexico and Western Australia, is planned for the 2014 financial year.

Potash

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities. The rate of shaft development is expected to reflect our level of investment.	On budget. The overall project is 25% complete.

We believe that Jansen is the world's best undeveloped potash resource and is likely to be one of the lowest cost sources of supply once fully developed. Investment in Jansen could underpin a potential fifth pillar of BHP Billiton, given the opportunity to develop a multi-decade, multi-mine basin in Saskatchewan.

Shaft excavation resumed in the March 2014 quarter following a thorough review of the activities completed to date. Learnings are being adopted as we continue to progress the production and service shafts in a staggered manner to mitigate risk and optimise their development. With our investment premised on the attractive longer-term market fundamentals for potash, we will continue to modulate the pace of development as we seek to time our entrance to meet market demand, thereby maximising shareholder returns.

As a result of this measured approach, the level of expenditure in the 2014 financial year is now expected to be approximately 25 per cent below prior guidance of US$800 million. While the shafts are no longer expected to be completed in the previously defined timeframe, this does not affect our US$2.6 billion budget or longer-term development plans as the shafts are not on the critical path. On the basis of our current projections for market demand, the Jansen mine could ramp-up to its theoretical design capacity of approximately 10 Mtpa in the decade beyond 2020.

BHP Billiton operational review for the nine months ended 31 March 2014 4

Copper

Production

	MAR 2014 YTD	MAR 2014 QTR	MAR YTD14 vs MAR YTD13	MAR Q14 vs MAR Q13	MAR Q14 vs DEC Q13
Copper (kt)	1,257.1	413.9	2%	(5%)	(6%)
Lead (t)	141,861	47,577	(4%)	(3%)	(1%)
Zinc (t)	80,819	19,409	(2%)	(36%)	(41%)
Silver (koz)	26,295	8,757	(4%)	(4%)	(1%)
Uranium oxide concentrate (uranium) (t)	2,944	966	(1%)	4%	(4%)

Copper – Total copper production for the nine months ended March 2014 increased by two per cent to 1.3 Mt. Our guidance for the 2014 financial year remains unchanged at 1.7 Mt.

Escondida copper production of 830 kt for the nine months ended March 2014 was broadly unchanged from the prior period as an increase in mill throughput and concentrator utilisation offset declining ore grades. As a result of these productivity-led gains, Escondida remains on track to produce approximately 1.1 Mt of copper in the 2014 financial year before increasing to approximately 1.3 Mt in the 2015 financial year.

Antamina achieved record copper production for the nine months ended March 2014. This was underpinned by record mining and milling throughput, and higher average ore grades in the first half of the year. Full-year copper production at Antamina is expected to be broadly unchanged from the 2013 financial year given a decline in copper ore grades in the second half of the year, consistent with the mine plan.

A seven per cent increase in copper production at Pampa Norte in the March 2014 quarter reflected improved recoveries at both Cerro Colorado and Spence. Full-year copper production at Pampa Norte is expected to be broadly unchanged from the 2013 financial year.

Olympic Dam copper production for the nine months ended March 2014 increased by 10 per cent and was underpinned by record mining and hoisting rates. Planned maintenance is expected to impact the smelter over a 20-day period in the June 2014 quarter. Full-year copper production at Olympic Dam is expected to be broadly unchanged from the 2013 financial year.

Lead/silver – Lead and silver production for the nine months ended March 2014 decreased by four per cent as record material mined was offset by lower average ore grades at Cannington, consistent with the mine plan. Antamina achieved record silver production for the period.

Zinc – Total zinc production for the nine months ended March 2014 was broadly unchanged from the prior period.

Uranium – Uranium production for the nine months ended March 2014 was broadly unchanged from the prior period.

BHP Billiton operational review for the nine months ended 31 March 2014 5

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Oxide Leach Area Project (Chile) 57.5%	721	H1 CY14	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	On schedule. Budget under review following challenges associated with civil engineering works, which have since been resolved. The overall project is 88% complete.
Escondida Organic Growth Project 1 (Chile) 57.5%	3,838	H1 CY15	Replaces the Los Colorados concentrator with a new 152 ktpd plant.	On schedule and budget. The overall project is 71% complete.
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 8% complete.

BHP Billiton operational review for the nine months ended 31 March 2014 6

Major increase in Mineral Resource at Escondida

BHP Billiton today announced a 28 per cent increase in the Mineral Resource at Escondida compared to a previous estimate as at 30 June 2013. The increase largely reflects the inclusion of 46 km of in-fill drilling that has continued to delineate the Escondida Este deposit, which is adjacent to the Escondida mine.

The Escondida Mineral Resource estimate includes the Escondida and Escondida Norte deposits that jointly provide ore feed to a concentrator and heap leach processing complex. The neighbouring deposits are centred on Eocene-aged feldspar porphyry bodies intruded into Palaeozoic and Mesozoic rhyolite and andesite volcanic units. Vertically extensive hypogene mineralisation (chalcopyrite with or without bornite) has been overprinted by sub-horizontal high-grade supergene enrichment (chalcocite with or without covellite). Oxidised brochantite with or without chalcocite occurs above the supergene enrichment zone.

Mineral Resource estimates are largely based on 2 m samples obtained from diamond HQ and NQ diameter core (DDH) drill holes and a lesser quantity of 5.5 inch Reverse Circulation (RC) holes. The most recent estimate is based on approximately 2,300 km of drilling in 7,400 holes.

Core samples are hydraulically split and RC chips are riffle split. Samples are crushed to 90 per cent minus 10 mesh and pulverised to 95 per cent minus 150 mesh. Pulps (200 grams) are analysed by 3-acid digestion for total copper, iron and arsenic with Atomic Absorption (AA) measurement. Acid soluble copper is analysed by sulphuric acid digestion and measured by AA.

Estimation is performed by ordinary kriging using search criteria consistent with a geostatistical model separately developed for numerous ore constituents according to the appropriate geological controls. Mineral Resources have been classified considering the spatial distribution and density of drill holes, geological framework and copper grade continuity (Table 1).

Table 1. Nominal drill grid spacing for Mineral Resource category

Classification	Oxide	Mixed	Sulphide
Measured (average)	40x40 m	45x45 m	60x60 m
Indicated (average)	60x60 m	60x60 m	115x115 m
Inferred (maximum)	90x90 m	110x110 m	350x350 m

The cut-off grade used to differentiate waste from mineralisation is 0.30 per cent total copper for the Sulphide and Mixed resources whereas the Oxide resources are reported above 0.20 per cent acid soluble copper. These cut-off grades are based on break-even economic analysis and assumed open-pit extraction and concentrator or heap leach processing.

Mineral Resources (100%)[5]

As at 31 March 2014										As at 30 June 2013		
Deposit	Ore Type	Measured Resource		Indicated Resource		Inferred Resource		Total Resource		Total Resource		BHP Billiton interest
Copper		Mt	%TCu	Mt	%TCu	Mt	%TCu	Mt	%TCu	Mt	%TCu	%
Escondida[6]	Oxide	118	0.80	66	0.67	36	0.58	220	0.72	221	0.71	57.5
	Mixed	63	0.78	48	0.51	75	0.45	186	0.58	231	0.59	
	Sulphide	5,220	0.65	2,590	0.52	10,200	0.51	18,000	0.55	13,890	0.57	

Additional information is contained in Appendix 1.

BHP Billiton operational review for the nine months ended 31 March 2014 7

Iron Ore

Production

	MAR 2014 YTD	MAR 2014 QTR	MAR YTD14 vs MAR YTD13	MAR Q14 vs MAR Q13	MAR Q14 vs DEC Q13
Iron ore (kt)	147,387	49,567	21%	23%	1%

Iron ore – Iron ore production for the nine months ended March 2014 increased by 21 per cent to a record 147 Mt and included a 23 per cent increase in WAIO production. This record result was underpinned by strong operating performance, the relatively limited impact of the wet season and the continued ramp-up of Jimblebar. The significant improvement in equipment and labour productivity achieved during the period will also enable Orebody 18, the last of our contractor-run sites, to transition to be owner-operated early in the 2015 financial year.

Despite tie-in activities associated with the commissioning of the first replacement shiploader scheduled for the June 2014 quarter, we have raised production and sales guidance for the 2014 financial year to 217 Mt (100 per cent basis). In total, we have raised production guidance for this high-margin business by 10 Mt (100 per cent basis) during the course of the year.

The ramp-up of phase one capacity at Jimblebar to 35 Mtpa (100 per cent basis) is expected to be completed by the end of the 2015 financial year. Longer term, a low-cost option to expand Jimblebar to 55 Mtpa (100 per cent basis) and the broader debottlenecking of the supply chain are expected to underpin further capital-efficient growth in capacity to approximately 260 Mtpa to 270 Mtpa (100 per cent basis).

Samarco production of 4.6 Mt (100 per cent basis) in the March 2014 quarter was affected by tie-in activities associated with the Fourth Pellet Plant project, which achieved first production during the period.

Total iron ore production for the 2014 financial year is now expected to be 197 Mt.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Samarco Fourth Pellet Plant (Brazil) 50%	1,750	H1 CY14	Increases iron ore pellet production capacity by 8.3 Mtpa to 30.5 Mtpa.	First production was achieved in Q1 CY14. On schedule and budget. The overall project is 99% complete.

BHP Billiton operational review for the nine months ended 31 March 2014 8

Coal

Production

	MAR 2014 YTD	MAR 2014 QTR	MAR YTD14 vs MAR YTD13	MAR Q14 vs MAR Q13	MAR Q14 vs DEC Q13
Metallurgical coal (kt)	33,192	11,467	24%	28%	(1%)
Energy coal (kt)	55,129	17,723	2%	11%	0%

Metallurgical coal – Metallurgical coal production for the nine months ended March 2014 increased by 24 per cent to a record 33 Mt. This strong result reflected the successful ramp-up of Daunia and record production at all Queensland Coal operations[3].

Queensland Coal achieved annualised production of 69 Mt (100 per cent basis) in the March 2014 quarter as a sustainable increase in truck and wash-plant utilisation rates supported an overall improvement in performance. A longwall move at the Broadmeadow mine is scheduled for the June 2014 quarter.

Illawarra Coal production increased by four per cent from the December 2013 quarter as the Dendrobium mine recovered from an extended outage. Longwall moves at the Appin and West Cliff mines are scheduled for the June 2014 quarter.

Continued strong performance at Queensland Coal has underpinned an increase in total metallurgical coal production guidance to 43.5 Mt for the 2014 financial year.

Energy coal – Energy coal production of 55 Mt for the nine months ended March 2014 was broadly unchanged from the prior period. Record production at our New South Wales Energy Coal and Cerrejón assets was offset by reduced customer demand for our Navajo Coal product and lower production at BECSA. The decline in production at BECSA reflected the impact of adverse weather conditions on our operations and extended outages at both a local utility and the Richards Bay Coal Terminal.

Total energy coal production guidance for the 2014 financial year remains unchanged at 73 Mt.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Caval Ridge (Australia) 50%	1,870[7]	CY14	Greenfield mine development to produce an initial 5.5 Mtpa of export metallurgical coal.	Commissioning commenced in Q1 CY14, ahead of schedule. The final cost is expected to be under budget. The overall project is 98% complete.
Hay Point Stage Three Expansion (Australia) 50%	1,505[7]	CY15	Increases port capacity from 44 Mtpa to 55 Mtpa and reduces storm vulnerability.	On revised schedule and budget. The overall project is 82% complete.
Appin Area 9 (Australia) 100%	845	CY16	Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 Mtpa of metallurgical coal.	On schedule and budget. The overall project is 63% complete.

BHP Billiton operational review for the nine months ended 31 March 2014 9

Aluminium, Manganese and Nickel

Production

	MAR 2014 YTD	MAR 2014 QTR	MAR YTD14 vs MAR YTD13	MAR Q14 vs MAR Q13	MAR Q14 vs DEC Q13
Alumina (kt)	3,853	1,250	7%	3%	(8%)
Aluminium (kt)	898	286	3%	(6%)	(5%)
Manganese ores (kt)	6,047	1,801	(4%)	(10%)	(18%)
Manganese alloys (kt)	465	162	9%	13%	(2%)
Nickel (kt)	112.3	34.1	(1%)	(19%)	(10%)

Alumina – Alumina production for the nine months ended March 2014 increased by seven per cent to 3.9 Mt and included records at both the Worsley and Alumar refineries. While two planned calciner outages at Worsley constrained production during the March 2014 quarter, volumes are expected to recover as the refinery processes stockpiled hydrate in future periods.

Aluminium – Aluminium production for the nine months ended March 2014 increased by three per cent to 898 kt and included record production at Hillside. However, challenging conditions in the aluminium industry continue to persist. As a result, capacity at Alumar will be curtailed by 58 ktpa (BHP Billiton share) in the June 2014 quarter. This follows the suspension of 45 ktpa (BHP Billiton share) of capacity at Alumar in the September 2013 quarter.

In January 2014, BHP Billiton commenced formal stakeholder consultation regarding the proposed cessation of aluminium smelting activities and associated services at Bayside from the end of June 2014. The Bayside cast house will be supplied by our Hillside smelter as we continue to assess its future.

Manganese ores – Manganese ore production for the nine months ended March 2014 decreased by four per cent to 6.0 Mt. Higher than usual rainfall at GEMCO which impacted feed rates and yields, and planned maintenance in South Africa, led to an 18 per cent decline in production in the March 2014 quarter.

Manganese alloys – Manganese alloy volumes increased by nine per cent from the nine months ended March 2013, which was affected by the temporary suspension of operations at TEMCO.

Nickel – Nickel production for the nine months ended March 2014 was broadly unchanged from the prior period, despite planned maintenance at both Cerro Matoso and the Nickel West Kwinana refinery in the March 2014 quarter.

On 31 October 2013, production at the Nickel West Leinster Perseverance underground mine was suspended following a significant seismic event. A subsequent review of the incident determined it was unsafe to resume operations. The Rocky's Reward open-cut mine, near Leinster, will provide a temporary alternative ore supply to the integrated Nickel West asset. As a result, total saleable nickel production at Nickel West in the 2014 financial year is expected to remain broadly unchanged from the previous year, before declining by approximately 10 per cent in the 2015 financial year.

BHP Billiton operational review for the nine months ended 31 March 2014 10

Minerals exploration
Minerals exploration expenditure in the nine months ended March 2014 was US$282 million, of which US$242 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile and Peru.
This report represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 31 March 2014.
1 Refers to copper equivalent production based on average realised product prices for the 2013 financial year, as disclosed in the 2013 Annual Report.
2 Ungeared, after tax, nominal dollars.
3 Excludes the Gregory open-cut operation which ceased production on 10 October 2012.
4 Represents the share of capital and exploration expenditure (on an accruals basis) attributable to BHP Billiton shareholders. Includes BHP Billiton proportionate share of equity accounted investments; excludes non-controlling interests and capitalised deferred stripping.
5 Competent Persons – L. Soto (MAusIMM), M. Cortes, (MAusIMM).
The statement of Mineral Resources is presented on a 100 per cent basis, represents an estimate as at 31 March 2014, and is based on information compiled by the above named Competent Persons. Mr. Soto and Mr. Cortes are full time employees of Minera Escondida Ltda., are members of The Australasian Institute of Mining and Metallurgy, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as Competent Persons as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Soto and Mr. Cortes consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.
6 The change in Mineral Resource from the statement as at 30 June 2013, apart from depletion due to production, is mostly due to a revised estimate stemming from an additional 303 km drilling, including 46 km of development drilling in the area known as Escondida Este. The new data also includes 106 km of drilling in the Pampa Escondida deposit to improve understanding of the transition zone between the deposits. In-fill drilling has enabled reclassification of Inferred to Indicated Resource and Indicated to Measured Resource.
7 Excludes announced pre-commitment funding.
The following abbreviations have been used throughout this report: billion cubic feet (bcf); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); per cent total copper (%TCu); standard cubic feet (scf); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand tonnes (kt); thousand tonnes per day (ktpd); tonnes (t).
BHP Billiton operational review for the nine months ended 31 March 2014

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BHP Billiton operational review for the nine months ended 31 March 2014

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR TO DATE		% CHANGE		
							MAR YTD14 vs MAR YTD13	MAR Q14 vs MAR Q13	MAR Q14 vs DEC Q13
		MAR 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013			
Petroleum									
Crude oil, condensate and NGL	(Mboe)	20,871	23,973	**27,254**	**77,280**	66,610	16%	31%	14%
Natural gas	(bcf)	207.3	202.7	**202.0**	**624.4**	659.8	(5%)	(3%)	(0%)
Total petroleum production	(MMboe)	55.4	57.7	**60.9**	**181.3**	176.6	3%	10%	6%
Copper									
Copper	(kt)	433.7	439.9	**413.9**	**1,257.1**	1,227.7	2%	(5%)	(6%)
Lead	(t)	49,080	47,839	**47,577**	**141,861**	147,398	(4%)	(3%)	(1%)
Zinc	(t)	30,193	32,855	**19,409**	**80,819**	82,324	(2%)	(36%)	(41%)
Gold	(oz)	46,157	45,655	**43,883**	**134,583**	128,699	5%	(5%)	(4%)
Silver	(koz)	9,093	8,850	**8,757**	**26,295**	27,311	(4%)	(4%)	(1%)
Uranium	(t)	926	1,008	**966**	**2,944**	2,961	(1%)	4%	(4%)
Molybdenum	(t)	321	379	**281**	**1,118**	1,185	(6%)	(12%)	(26%)
Iron ore									
Iron ore	(kt)	40,205	48,867	**49,567**	**147,387**	122,167	21%	23%	1%
Coal									
Metallurgical coal	(kt)	8,966	11,540	**11,467**	**33,192**	26,792	24%	28%	(1%)
Energy coal	(kt)	16,002	17,767	**17,723**	**55,129**	53,884	2%	11%	(0%)
Aluminium, Manganese and Nickel									
Alumina	(kt)	1,213	1,352	**1,250**	**3,853**	3,615	7%	3%	(8%)
Aluminium	(kt)	303	302	**286**	**898**	869	3%	(6%)	(5%)
Manganese ore	(kt)	2,008	2,200	**1,801**	**6,047**	6,271	(4%)	(10%)	(18%)
Manganese alloy	(kt)	143	166	**162**	**465**	426	9%	13%	(2%)
Nickel	(kt)	42.1	37.8	**34.1**	**112.3**	113.8	(1%)	(19%)	(10%)

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton operational review for the nine months ended 31 March 2014 13

BHP BILLITON PRODUCTION

	BHP Billiton interest	QUARTER ENDED MAR 2013	JUN 2013	SEP 2013	DEC 2013	MAR 2014	YEAR TO DATE MAR 2014	MAR 2013
Petroleum								
Production								
Crude oil, condensate and NGL (Mboe) [1]		20,871	23,441	26,053	23,973	**27,254**	**77,280**	66,610
Natural gas (bcf)		207.3	214.5	219.7	202.7	**202.0**	**624.4**	659.8
Total petroleum production (MMboe)		55.4	59.2	62.7	57.7	**60.9**	**181.3**	176.6
Copper [2]								
Copper								
Payable metal in concentrate (kt)								
Escondida [3]	57.5%	222.6	223.0	205.1	208.0	**190.6**	**603.7**	608.5
Antamina	33.8%	25.2	34.7	41.9	42.4	**33.0**	**117.3**	105.0
Pinto Valley	100%	5.3	10.8	10.9	1.6	**-**	**12.5**	5.8
Total		253.1	268.5	257.9	252.0	**223.6**	**733.5**	719.3
Cathode (kt)								
Escondida [3]	57.5%	75.3	79.3	73.2	77.5	**75.8**	**226.5**	218.6
Pampa Norte [4]	100%	56.4	64.7	43.5	59.4	**63.4**	**166.3**	167.9
Pinto Valley	100%	1.2	1.3	0.8	0.1	**-**	**0.9**	3.6
Olympic Dam	100%	47.7	47.9	27.9	50.9	**51.1**	**129.9**	118.3
Total		180.6	193.2	145.4	187.9	**190.3**	**523.6**	508.4
Total Copper		433.7	461.7	403.3	439.9	**413.9**	**1,257.1**	1,227.7
Lead								
Payable metal in concentrate (t)								
Cannington	100%	48,899	66,666	46,287	47,259	**47,214**	**140,760**	146,759
Antamina	33.8%	181	368	158	580	**363**	**1,101**	639
Total		49,080	67,034	46,445	47,839	**47,577**	**141,861**	147,398
Zinc								
Payable metal in concentrate (t)								
Cannington	100%	11,045	20,206	16,033	16,123	**10,074**	**42,230**	36,075
Antamina	33.8%	19,148	25,675	12,522	16,732	**9,335**	**38,589**	46,249
Total		30,193	45,881	28,555	32,855	**19,409**	**80,819**	82,324
Gold								
Payable metal in concentrate (oz)								
Escondida [3]	57.5%	18,626	17,593	17,347	19,384	**15,253**	**51,984**	53,936
Olympic Dam (refined gold)	100%	27,531	38,477	27,649	26,271	**28,630**	**82,550**	74,763
Pinto Valley	100%	-	-	49	-	**-**	**49**	-
Total		46,157	56,070	45,045	45,655	**43,883**	**134,583**	128,699
Silver								
Payable metal in concentrate (koz)								
Escondida [3]	57.5%	743	890	891	982	**1,078**	**2,951**	2,070
Antamina	33.8%	802	1,297	1,205	1,350	**961**	**3,516**	2,655
Cannington	100%	7,323	9,101	6,361	6,306	**6,465**	**19,132**	21,961
Olympic Dam (refined silver)	100%	214	266	190	212	**253**	**655**	614
Pinto Valley	100%	11	48	41	-	**-**	**41**	11
Total		9,093	11,602	8,688	8,850	**8,757**	**26,295**	27,311
Uranium								
Payable metal in concentrate (t)								
Olympic Dam	100%	926	1,105	970	1,008	**966**	**2,944**	2,961
Total		926	1,105	970	1,008	**966**	**2,944**	2,961
Molybdenum								
Payable metal in concentrate (t)								
Antamina	33.8%	321	376	458	379	**281**	**1,118**	1,185
Total		321	376	458	379	**281**	**1,118**	1,185

Refer footnotes on page 16.

BHP Billiton operational review for the nine months ended 31 March 2014 14

BHP BILLITON PRODUCTION

	BHP Billiton interest	QUARTER ENDED MAR 2013	JUN 2013	SEP 2013	DEC 2013	MAR 2014	YEAR TO DATE MAR 2014	MAR 2013
Iron Ore								
Production (kt) [5]								
Newman [6]	85%	13,028	15,408	15,362	14,186	**15,544**	**45,092**	37,589
Yarrie	85%	296	-	202	428	**206**	**836**	1,106
Area C Joint Venture	85%	10,983	12,552	11,814	11,383	**11,282**	**34,479**	32,165
Yandi Joint Venture	85%	13,302	17,027	18,146	17,135	**15,622**	**50,903**	43,027
Jimblebar [7]	85%	-	-	700	2,894	**4,632**	**8,226**	-
Samarco	50%	2,596	2,702	2,729	2,841	**2,281**	**7,851**	8,280
Total		40,205	47,689	48,953	48,867	**49,567**	**147,387**	122,167
Coal								
Metallurgical coal								
Production (kt) [8]								
BMA	50%	5,327	6,696	6,705	7,494	**7,461**	**21,660**	15,949
BHP Mitsui Coal [9]	80%	1,862	1,846	2,057	2,114	**1,995**	**6,166**	5,217
Illawarra	100%	1,777	2,316	1,423	1,932	**2,011**	**5,366**	5,626
Total		8,966	10,858	10,185	11,540	**11,467**	**33,192**	26,792
Energy coal								
Production (kt)								
South Africa [10]	90%	7,302	7,902	7,937	7,036	**7,398**	**22,371**	23,725
USA	100%	3,351	2,752	3,145	2,896	**2,359**	**8,400**	10,039
Australia	100%	3,837	4,893	5,372	4,544	**5,018**	**14,934**	13,117
Colombia	33.3%	1,512	3,014	3,185	3,291	**2,948**	**9,424**	7,003
Total		16,002	18,561	19,639	17,767	**17,723**	**55,129**	53,884
Aluminium, Manganese and Nickel								
Alumina								
Saleable production (kt)								
Worsley	86%	911	961	946	1,024	**936**	**2,906**	2,714
Alumar	36%	302	304	305	328	**314**	**947**	901
Total		1,213	1,265	1,251	1,352	**1,250**	**3,853**	3,615
Aluminium								
Production (kt)								
Hillside	100%	178	181	184	183	**172**	**539**	484
Bayside	100%	24	24	24	24	**23**	**71**	72
Alumar	40%	37	39	35	28	**26**	**89**	115
Mozal	47.1%	64	66	67	67	**65**	**199**	198
Total		303	310	310	302	**286**	**898**	869
Manganese ore								
Saleable production (kt)								
South Africa [11]	44.4%	859	939	864	944	**782**	**2,590**	2,551
Australia [11]	60%	1,149	1,307	1,182	1,256	**1,019**	**3,457**	3,720
Total		2,008	2,246	2,046	2,200	**1,801**	**6,047**	6,271
Manganese alloy								
Saleable production (kt)								
South Africa [11] [12]	60%	86	104	86	94	**91**	**271**	270
Australia [11]	60%	57	78	51	72	**71**	**194**	156
Total		143	182	137	166	**162**	**465**	426
Nickel								
Saleable production (kt)								
Cerro Matoso	99.9%	12.3	12.8	12.0	12.3	**9.8**	**34.1**	38.0
Nickel West	100%	29.8	27.5	28.4	25.5	**24.3**	**78.2**	75.8
Total		42.1	40.3	40.4	37.8	**34.1**	**112.3**	113.8

Refer footnotes on page 16.

BHP Billiton operational review for the nine months ended 31 March 2014 15

BHP BILLITON PRODUCTION
(1) LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(2) Metal production is reported on the basis of payable metal.
(3) Shown on 100% basis following the application of IFRS 10 which came into effect from 1 July 2013. BHP Billiton interest in saleable production is 57.5%.
(4) Includes Cerro Colorado and Spence.
(5) Iron ore production is reported on a wet tonnes basis.
(6) Newman includes Mt Newman Joint Venture and Wheelarra.
(7) Shown on 100% basis. BHP Billiton interest in saleable production is 85%.
(8) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(9) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(10) Shown on 100% basis. BHP Billiton interest in saleable production is 90%.
(11) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(12) Production includes Medium Carbon Ferro Manganese.
BHP Billiton operational review for the nine months ended 31 March 2014

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Petroleum							
Crude oil, condensate and NGL (Mboe)							
Crude oil and condensate							
Bass Strait	1,934	2,229	2,247	1,958	**2,095**	**6,300**	6,584
North West Shelf	1,526	1,646	1,865	1,497	**1,504**	**4,866**	5,222
Stybarrow	323	401	348	317	**282**	**947**	1,321
Pyrenees	1,659	1,817	1,707	1,295	**2,386**	**5,388**	6,643
Other Australia (1)	15	12	14	12	**11**	**37**	47
Atlantis (2)	1,471	2,594	2,953	3,988	**3,734**	**10,675**	5,401
Mad Dog (2)	791	649	732	496	**704**	**1,932**	2,066
Shenzi (2)	3,580	3,378	3,467	3,201	**3,467**	**10,135**	11,371
Onshore US (3)	3,071	3,614	5,044	4,238	**5,589**	**14,871**	8,087
Trinidad/Tobago	331	259	320	314	**279**	**913**	1,069
Other Americas (2) (4)	384	403	378	373	**329**	**1,080**	1,161
UK (5)	326	282	142	305	**254**	**701**	941
Algeria	1,207	1,210	1,142	1,156	**1,069**	**3,367**	3,832
Pakistan	71	65	62	52	**49**	**163**	208
Total	16,689	18,559	20,421	19,202	**21,752**	**61,375**	53,953
NGL							
Bass Strait	1,405	1,753	2,001	1,603	**1,621**	**5,225**	4,800
North West Shelf	323	312	399	234	**276**	**909**	1,062
Atlantis (2)	96	200	255	348	**288**	**891**	359
Mad Dog (2)	55	-	38	24	**36**	**98**	143
Shenzi (2)	269	224	266	252	**280**	**798**	963
Onshore US (3)	2,004	2,375	2,656	2,295	**2,986**	**7,937**	5,256
Other Americas (2) (4)	13	9	11	10	**12**	**33**	46
UK (5)	17	9	6	5	**3**	**14**	28
Total	4,182	4,882	5,632	4,771	**5,502**	**15,905**	12,657
Total crude oil, condensate and NGL	20,871	23,441	26,053	23,973	**27,254**	**77,280**	66,610
Natural gas (bcf)							
Bass Strait	23.4	33.6	34.2	22.7	**21.2**	**78.1**	90.1
North West Shelf	31.3	30.3	34.2	30.3	**31.4**	**95.9**	100.7
Other Australia (1)	5.2	4.5	9.3	15.1	**13.2**	**37.6**	16.9
Atlantis (2)	0.5	0.8	1.3	1.9	**1.8**	**5.0**	2.0
Mad Dog (2)	0.2	0.1	0.1	0.1	**0.1**	**0.3**	0.4
Shenzi (2)	0.8	0.8	0.8	0.8	**0.8**	**2.4**	3.9
Onshore US (3)	115.7	118.1	114.9	105.3	**109.7**	**329.9**	361.3
Trinidad/Tobago	8.8	9.1	9.9	9.7	**9.3**	**28.9**	27.2
Other Americas (2) (4)	0.6	0.3	0.3	0.3	**0.2**	**0.8**	1.4
UK (5)	6.4	4.1	3.5	6.2	**5.4**	**15.1**	15.0
Pakistan	14.4	12.8	11.2	10.3	**8.9**	**30.4**	40.9
Total	207.3	214.5	219.7	202.7	**202.0**	**624.4**	659.8
Total petroleum production (MMboe) (6)	55.4	59.2	62.7	57.7	**60.9**	**181.3**	176.6

(1) Other Australia includes Minerva and Macedon. Macedon achieved first production in August 2013.
(2) Gulf of Mexico volumes are net of royalties.
(3) Onshore US volumes are net of mineral holder royalties.
(4) Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(5) UK includes Bruce/Keith and Liverpool Bay. BHP Billiton completed the sale of its 46.1% operated interest in Liverpool Bay on 31 March 2014.
(6) Total boe conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton operational review for the nine months ended 31 March 2014 17

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Copper								
Metals production is payable metal unless otherwise stated.								
Escondida, Chile [1]								
Material mined	(kt)	94,567	98,665	93,744	93,814	**96,420**	**283,978**	294,004
Sulphide ore milled	(kt)	18,964	19,295	18,276	19,584	**21,051**	**58,911**	54,610
Average copper grade	(%)	1.44%	1.42%	1.37%	1.30%	**1.12%**	**1.26%**	1.40%
Production ex mill	(kt)	229.3	231.9	210.6	214.4	**195.5**	**620.5**	631.1
Production								
Payable copper	(kt)	222.6	223.0	205.1	208.0	**190.6**	**603.7**	608.5
Payable gold concentrate	(fine oz)	18,626	17,593	17,347	19,384	**15,253**	**51,984**	53,936
Copper cathode (EW)	(kt)	75.3	79.3	73.2	77.5	**75.8**	**226.5**	218.6
Payable silver concentrate	(koz)	743	890	891	982	**1,078**	**2,951**	2,070
Sales								
Payable copper	(kt)	215.8	228.2	192.3	228.1	**173.2**	**593.6**	608.0
Payable gold concentrate	(fine oz)	18,325	15,831	12,490	18,602	**20,889**	**51,981**	53,210
Copper cathode (EW)	(kt)	59.1	95.0	63.0	86.7	**76.4**	**226.1**	208.0
Payable silver concentrate	(koz)	720	908	836	1,076	**1,046**	**2,958**	2,055

(1) Shown on 100% basis following the application of IFRS 10 which came into effect from 1 July 2013. BHP Billiton interest in saleable production is 57.5%.

		MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Pampa Norte, Chile								
Cerro Colorado								
Material mined	(kt)	14,964	16,303	15,771	17,487	**15,939**	**49,197**	46,753
Ore milled	(kt)	4,350	4,351	4,161	4,501	**4,508**	**13,170**	13,061
Average copper grade	(%)	0.65%	0.82%	0.78%	0.76%	**0.75%**	**0.76%**	0.62%
Production								
Copper cathode (EW)	(kt)	14.6	21.2	17.6	19.4	**22.0**	**59.0**	50.3
Sales								
Copper cathode (EW)	(kt)	13.7	21.7	17.3	17.6	**12.4**	**47.3**	48.6
Spence								
Material mined	(kt)	28,861	28,646	24,331	27,911	**25,037**	**77,279**	82,401
Ore milled	(kt)	4,041	4,146	4,860	4,788	**4,735**	**14,383**	11,954
Average copper grade	(%)	1.38%	1.16%	1.11%	1.25%	**1.23%**	**1.20%**	1.28%
Production								
Copper cathode (EW)	(kt)	41.8	43.5	25.9	40.0	**41.4**	**107.3**	117.6
Sales								
Copper cathode (EW)	(kt)	29.8	57.9	25.9	35.9	**40.0**	**101.8**	103.5

BHP Billiton operational review for the nine months ended 31 March 2014 18

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Copper								
Metals production is payable metal unless otherwise stated.								
Antamina, Peru								
Material mined (100%)	(kt)	48,032	56,254	56,428	50,872	**45,837**	**153,137**	151,760
Sulphide ore milled (100%)	(kt)	10,330	12,424	11,765	12,521	**11,729**	**36,015**	34,356
Average head grades								
- Copper	(%)	0.88%	1.03%	1.21%	1.15%	**1.00%**	**1.12%**	1.07%
- Zinc	(%)	0.93%	1.02%	0.56%	0.72%	**0.54%**	**0.61%**	0.73%
Production								
Payable copper	(kt)	25.2	34.7	41.9	42.4	**33.0**	**117.3**	105.0
Payable zinc	(t)	19,148	25,675	12,522	16,732	**9,335**	**38,589**	46,249
Payable silver	(koz)	802	1,297	1,205	1,350	**961**	**3,516**	2,655
Payable lead	(t)	181	368	158	580	**363**	**1,101**	639
Payable molybdenum	(t)	321	376	458	379	**281**	**1,118**	1,185
Sales								
Payable copper	(kt)	24.1	31.9	41.3	44.5	**30.2**	**116.0**	106.5
Payable zinc	(t)	16,062	22,560	16,123	18,397	**10,158**	**44,678**	49,455
Payable silver	(koz)	772	1,165	1,503	1,367	**910**	**3,780**	2,722
Payable lead	(t)	115	262	297	368	**405**	**1,070**	721
Payable molybdenum	(t)	371	283	411	442	**347**	**1,200**	1,288
Cannington, Australia								
Material mined	(kt)	810	802	893	974	**773**	**2,640**	2,344
Ore milled	(kt)	713	866	750	852	**779**	**2,381**	2,279
Average head grades								
- Silver	(g/t)	364	401	315	274	**311**	**299**	345
- Lead	(%)	7.7%	9.1%	7.4%	6.7%	**7.3%**	**7.1%**	7.4%
- Zinc	(%)	2.7%	3.8%	3.2%	3.1%	**2.4%**	**2.9%**	2.7%
Production								
Payable silver	(koz)	7,323	9,101	6,361	6,306	**6,465**	**19,132**	21,961
Payable lead	(t)	48,899	66,666	46,287	47,259	**47,214**	**140,760**	146,759
Payable zinc	(t)	11,045	20,206	16,033	16,123	**10,074**	**42,230**	36,075
Sales								
Payable silver	(koz)	7,265	7,793	7,844	6,548	**6,127**	**20,519**	22,465
Payable lead	(t)	48,661	64,633	56,500	47,185	**43,649**	**147,334**	154,022
Payable zinc	(t)	9,439	21,056	17,286	18,241	**11,020**	**46,547**	36,139

BHP Billiton operational review for the nine months ended 31 March 2014 19

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Copper								
Metals production is payable metal unless otherwise stated.								
Olympic Dam, Australia								
Material mined [(1)]	(kt)	2,448	2,750	2,897	2,717	**2,495**	**8,109**	6,797
Ore milled	(kt)	2,353	2,641	2,404	2,641	**2,421**	**7,466**	7,259
Average copper grade	(%)	1.73%	1.86%	1.85%	1.86%	**1.90%**	**1.87%**	1.78%
Average uranium grade	(kg/t)	0.50	0.56	0.53	0.52	**0.54**	**0.53**	0.52
Production								
Copper cathode (ER)	(kt)	44.7	45.1	25.9	47.6	**48.4**	**121.9**	109.1
Copper cathode (EW)	(kt)	3.0	2.8	2.0	3.3	**2.7**	**8.0**	9.2
Uranium oxide concentrate	(t)	926	1,105	970	1,008	**966**	**2,944**	2,961
Refined gold	(fine oz)	27,531	38,477	27,649	26,271	**28,630**	**82,550**	74,763
Refined silver	(koz)	214	266	190	212	**253**	**655**	614
Sales								
Copper cathode (ER)	(kt)	40.1	46.4	26.8	43.3	**47.5**	**117.6**	108.4
Copper cathode (EW)	(kt)	3.1	3.5	2.1	2.8	**2.5**	**7.4**	9.2
Uranium oxide concentrate	(t)	816	1,374	930	1,037	**732**	**2,699**	2,774
Refined gold	(fine oz)	24,678	38,394	21,675	32,226	**31,129**	**85,030**	70,854
Refined silver	(koz)	211	275	176	177	**262**	**615**	645

(1) Material mined refers to run of mine ore mined and hoisted.

		MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Pinto Valley, US [(1)]								
Production								
Payable copper	(kt)	5.3	10.8	10.9	1.6	**-**	**12.5**	5.8
Copper cathode (EW)	(kt)	1.2	1.3	0.8	0.1	**-**	**0.9**	3.6
Payable silver	(koz)	11	48	41	-	**-**	**41**	11
Payable gold	(oz)	-	-	49	-	**-**	**49**	-
Sales								
Payable copper	(kt)	2.6	9.9	*10.0*	-	**-**	**10.0**	3
Copper cathode (EW)	(kt)	1.1	1.4	1.1	*0.2*	**-**	**1.3**	3.5
Payable silver	(koz)	11	48	41	-	**-**	**41**	11
Payable gold	(oz)	-	-	49	-	**-**	**49**	-

(1) On 11 October 2013 BHP Billiton completed the sale of its Pinto Valley operations.

BHP Billiton operational review for the nine months ended 31 March 2014 20

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Iron Ore							
(kt)							
Iron ore							
Pilbara, Australia							
Production (1)							
Newman (2)	13,028	15,408	15,362	14,186	**15,544**	**45,092**	37,589
Yarrie (3)	296	-	202	428	**206**	**836**	1,106
Area C Joint Venture	10,983	12,552	11,814	11,383	**11,282**	**34,479**	32,165
Yandi Joint Venture	13,302	17,027	18,146	17,135	**15,622**	**50,903**	43,027
Jimblebar (4)	-	-	700	2,894	**4,632**	**8,226**	-
Total	37,609	44,987	46,224	46,026	**47,286**	**139,536**	113,887
Total production (100%)	44,245	52,926	54,258	53,638	**54,812**	**162,708**	133,985
Sales							
Lump	9,339	11,284	10,292	9,996	**11,230**	**31,518**	27,483
Fines	28,370	34,621	35,235	35,756	**35,888**	**106,879**	87,567
Total	37,709	45,905	45,527	45,752	**47,118**	**138,397**	115,050
Total sales (100%)	44,363	54,006	53,561	53,808	**55,018**	**162,387**	135,351

(1) Iron ore production and sales are reported on a wet tonnes basis.
(2) Newman includes Mt Newman Joint Venture and Wheelarra.
(3) Yarrie ceased production on 25 February 2014.
(4) Shown on 100% basis. BHP Billiton interest in saleable production is 85%.

	MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Samarco, Brazil							
Production (1)	2,596	2,702	2,729	2,841	**2,281**	**7,851**	8,280
Sales	2,515	2,651	2,676	3,025	**2,036**	**7,737**	8,364

(1) Iron ore production and sales are reported on a wet tonnes basis.

BHP Billiton operational review for the nine months ended 31 March 2014 21

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Coal							
(kt)							
Metallurgical coal							
Queensland Coal							
Production (1)							
BMA							
Blackwater	1,157	1,539	1,691	1,655	**1,759**	**5,105**	3,893
Goonyella	1,478	1,816	1,737	1,999	**2,041**	**5,777**	4,405
Peak Downs	1,225	1,140	1,112	1,201	**1,314**	**3,627**	3,405
Saraji	711	971	1,197	1,195	**1,108**	**3,500**	2,478
Gregory Joint Venture	657	854	464	850	**654**	**1,968**	1,669
Daunia	99	376	504	594	**585**	**1,683**	99
Total BMA	5,327	6,696	6,705	7,494	**7,461**	**21,660**	15,949
BHP Mitsui Coal (2)							
South Walker Creek	1,188	1,215	1,298	1,313	**1,312**	**3,923**	3,136
Poitrel	674	631	759	801	**683**	**2,243**	2,081
Total BHP Mitsui Coal	1,862	1,846	2,057	2,114	**1,995**	**6,166**	5,217
Total Queensland Coal	7,189	8,542	8,762	9,608	**9,456**	**27,826**	21,166
Sales							
Coking coal	4,933	6,316	6,123	6,517	**7,030**	**19,670**	14,552
Weak coking coal	2,029	2,417	2,397	2,505	**2,594**	**7,496**	5,394
Thermal coal	75	30	160	271	**122**	**553**	551
Total	7,037	8,763	8,680	9,293	**9,746**	**27,719**	20,497

(1) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(2) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

	MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Illawarra, Australia							
Production (1)	1,777	2,316	1,423	1,932	**2,011**	**5,366**	5,626
Sales							
Coking coal	1,595	1,877	1,084	1,495	**1,581**	**4,160**	5,155
Thermal coal	145	436	359	318	**460**	**1,137**	974
Total	1,740	2,313	1,443	1,813	**2,041**	**5,297**	6,129

(1) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

BHP Billiton operational review for the nine months ended 31 March 2014 22

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Coal							
(kt)							
Energy coal							
South Africa [(1)]							
Production	7,302	7,902	7,937	7,036	**7,398**	**22,371**	23,725
Sales							
Export	3,604	3,363	2,504	4,087	**3,179**	**9,770**	10,572
Local utility	4,171	4,353	4,543	3,811	**3,478**	**11,832**	13,655
Inland	32	24	-	-	**-**	**-**	98
Total	7,807	7,740	7,047	7,898	**6,657**	**21,602**	24,325

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 90%.

	MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
New Mexico, USA							
Production							
Navajo Coal [(1)]	1,944	1,569	1,670	1,400	**975**	**4,045**	5,899
San Juan Coal	1,407	1,183	1,475	1,496	**1,384**	**4,355**	4,140
Total	3,351	2,752	3,145	2,896	**2,359**	**8,400**	10,039
Sales - local utility	3,275	2,815	3,129	2,950	**2,360**	**8,439**	9,960

(1) BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

	MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
NSW Energy Coal, Australia							
Production	3,837	4,893	5,372	4,544	**5,018**	**14,934**	13,117
Sales							
Export	4,505	4,289	4,037	4,887	**4,346**	**13,270**	13,180
Inland	174	478	446	332	**270**	**1,048**	689
Total	4,679	4,767	4,483	5,219	**4,616**	**14,318**	13,869
Cerrejón, Colombia							
Production	1,512	3,014	3,185	3,291	**2,948**	**9,424**	7,003
Sales - export	1,774	3,157	3,155	3,067	**2,647**	**8,869**	7,106

BHP Billiton operational review for the nine months ended 31 March 2014 23

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Aluminium, Manganese and Nickel							
(kt)							
Alumina							
Saleable production							
Worsley, Australia	911	961	946	1,024	**936**	**2,906**	2,714
Alumar, Brazil	302	304	305	328	**314**	**947**	901
Total	1,213	1,265	1,251	1,352	**1,250**	**3,853**	3,615
Sales							
Worsley, Australia	910	1,031	897	961	**986**	**2,844**	2,646
Alumar, Brazil	296	329	278	320	**262**	**860**	946
Total	1,206	1,360	1,175	1,281	**1,248**	**3,704**	3,592
Aluminium							
Production							
Hillside, South Africa	178	181	184	183	**172**	**539**	484
Bayside, South Africa	24	24	24	24	**23**	**71**	72
Alumar, Brazil	37	39	35	28	**26**	**89**	115
Mozal, Mozambique	64	66	67	67	**65**	**199**	198
Total	303	310	310	302	**286**	**898**	869
Sales							
Hillside, South Africa	166	191	180	173	**187**	**540**	476
Bayside, South Africa	27	26	24	24	**24**	**72**	79
Alumar, Brazil	39	38	34	28	**25**	**87**	126
Mozal, Mozambique	76	65	68	74	**72**	**214**	199
Total	308	320	306	299	**308**	**913**	880
Manganese ore							
Saleable production							
South Africa [(1)]	859	939	864	944	**782**	**2,590**	2,551
Australia [(1)]	1,149	1,307	1,182	1,256	**1,019**	**3,457**	3,720
Total	2,008	2,246	2,046	2,200	**1,801**	**6,047**	6,271
Sales							
South Africa [(1)]	835	970	920	714	**915**	**2,549**	2,521
Australia [(1)]	1,326	1,102	1,078	1,445	**1,252**	**3,775**	3,476
Total	2,161	2,072	1,998	2,159	**2,167**	**6,324**	5,997
Manganese alloy							
Saleable production							
South Africa [(1)(2)]	86	104	86	94	**91**	**271**	270
Australia [(1)]	57	78	51	72	**71**	**194**	156
Total	143	182	137	166	**162**	**465**	426
Sales							
South Africa [(1)(2)]	89	110	88	87	**113**	**288**	275
Australia [(1)]	68	61	54	63	**85**	**202**	166
Total	157	171	142	150	**198**	**490**	441

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.

(2) Production includes Medium Carbon Ferro Manganese.

BHP Billiton operational review for the nine months ended 31 March 2014 24

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2013	JUN 2013	SEP 2013	DEC 2013	**MAR 2014**	**MAR 2014**	MAR 2013
Aluminium, Manganese and Nickel							
(kt)							
Nickel							
Cerro Matoso, Colombia							
Production	12.3	12.8	12.0	12.3	**9.8**	**34.1**	38.0
Sales	13.0	13.1	12.6	12.3	**10.0**	**34.9**	39.0
Nickel West, Australia							
Saleable production							
Nickel contained in concentrate	3.1	3.0	3.4	2.4	**2.5**	**8.3**	8.5
Nickel contained in finished matte	9.7	8.6	8.8	6.1	**6.1**	**21.0**	23.1
Nickel metal	17.0	15.9	16.2	17.0	**15.7**	**48.9**	44.2
Nickel production	29.8	27.5	28.4	25.5	**24.3**	**78.2**	75.8
Sales							
Nickel contained in concentrate	3.1	3.0	2.7	2.8	**2.3**	**7.8**	7.6
Nickel contained in finished matte	9.0	9.7	7.8	7.4	**5.3**	**20.5**	22.7
Nickel metal	19.5	17.7	15.3	17.2	**16.7**	**49.2**	46.5
Nickel sales	31.6	30.4	25.8	27.4	**24.3**	**77.5**	76.8

BHP Billiton operational review for the nine months ended 31 March 2014 25

Appendix 1

Executive summary

Escondida and Escondida Norte

Mineral Resources as at 31 March 2014 in 100 per cent terms* – reported in compliance with the 2012 JORC Code.

Ore Type	Measured Resource		Indicated Resource		Inferred Resource		Total Resource		BHP Billiton interest
	Mt	%TCu	Mt	%TCu	Mt	%TCu	Mt	%TCu	%
Oxide	118	0.80	66	0.67	36	0.58	220	0.72	57.5
Mixed	63	0.78	48	0.51	75	0.45	186	0.58	
Sulphide	5,220	0.65	2,590	0.52	10,200	0.51	18,000	0.55	

Escondida and Escondida Norte

Mineral Resources as at 30 June 2013 in 100 per cent terms – reported in compliance with the 2012 JORC Code.

Ore Type	Measured Resource		Indicated Resource		Inferred Resource		Total Resource		BHP Billiton interest
	Mt	%TCu	Mt	%TCu	Mt	%TCu	Mt	%TCu	%
Oxide	112	0.79	70	0.68	39	0.54	221	0.71	57.5
Mixed	80	0.76	66	0.55	85	0.45	231	0.59	
Sulphide	5,190	0.67	2,030	0.54	6,670	0.51	13,890	0.57	

- The Escondida and Escondida Norte mines are nearby supergene-enriched porphyry copper deposits that share common processing plants. They are reported as a single operating unit.
- The change in Mineral Resource from the statement as at 30 June 2013, apart from depletion due to production, is mostly due to a revised estimate stemming from an additional 303 km drilling (204 km from Escondida and 99 km from Escondida Norte).
- The new Escondida data includes exploration drilling in the area known as Escondida Este (south portion) (46 km) allowing an extension of the resource block model to increase the size of the sulphide body at depth.
- Additionally, 106 km of drilling from the Pampa Escondida prospect have been used by the Escondida modelling process in order to improve the transition zone between both deposits.
- The new data also includes in-fill drilling that has improved the confidence on the estimate to promote Inferred to Indicated Resource and Indicated to Measured Resource category.

*Total Resource as at 31 March 2014 does not perfectly reflect the summation of Measured, Indicated and Inferred categories due to rounding. Tonnages have been rounded using two significant figures for values lower than 100 and three significant figures for values greater than 100.

The following abbreviations have been used throughout this report: centimetre (cm); kilogram (kg); kilometre (km); metre (m); millimetre (mm); million tonnes (Mt); parts per million (ppm); per cent total copper (%TCu); thousand tonnes (kt); tonnes (t).

BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 1

1. Introduction
This report covers resources and is issued in support of the BHP Billiton declaration of Mineral Resources for the March 2014 Operational Review publication of the Escondida and Escondida Norte deposits. The two deposits comprise the mining component of the Escondida operations that is reported as a singular operating entity. Escondida is one of the largest open-pit porphyry copper operations in the world, owned by BHP Billiton (57.5 per cent), Rio Tinto (30 per cent), JECO Corporation consortium comprising Mitsubishi, Nippon Mining and Metals (10 per cent) and Jeco 2 Ltd (2.5 per cent). The Mining Exploitation right is granted from the Chilean Government and is valid indefinitely (subject to payment of annual fees).
Escondida is located in the Atacama Desert, Chile, 170 km southeast of the city of Antofagasta and produces copper cathode and copper concentrate. The cathodes are transported by privately owned rail to ports at Antofagasta and Mejillones and concentrate is transported by the Escondida owned pipeline to its Coloso port facilities.
2. Tenure
Escondida has a Mining Exploitation right for mining the ore bodies of the Escondida and Escondida Norte deposits as well as Exploration Lease rights for select properties surrounding the existing operation. A Mining Exploitation concession permits the concession holder to mine the area indefinitely with an annual payment of corresponding license fees.
The Mining Exploitation and Exploration Lease rights are granted from the Servicio Nacional de Geología y Minería and are administered in-house by the Escondida Mining Concessions Department. The infrastructure and the pipeline corridor to the coast are administered under an ‘Easement’ or Right of Way permit. There are no impediments (environmental, legal, socioeconomic or infrastructure permits or factors) which can obstruct the current mining operation. Figure 1 shows the Mining Property boundaries of Escondida.
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1
2

475.000
490.000
7.330.000
7.315.000
7.300.000
ESCONDIDA
ALEXIS 1 AL 1424
GUILLERMO 1 AL 368
CATITA 1 AL 376
COLORADO 501 AL 977
COSTA 1 AL 1861
DONALDO 1 AL 612
AMELIA 1 AL 1049
PAOLA 1 AL 3000
RAMON 1 AL 640
ROLA 1 AL 1680

Figure 1: Escondida location plan and property boundaries

BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 3

3. Deposit geology
The Escondida and Escondida Norte copper deposits lie in the Escondida-Sierra de Varas shear lens of the Domeyko Fault System (Mpodozis et al., 1993). Both deposits are supergene-enriched copper-molybdenum porphyries with primary mineralisation related in space and time to multi-phase middle Eocene to early Oligocene intrusive bodies of monzonite to granodiorite composition. Cretaceous and Palaeozoic volcanic and volcaniclastic units of andesite and rhyolite host the porphyry bodies and important quantities of mineralisation. Figure 2 presents the mine geology of Escondida and Escondida Norte; a more detailed illustration of the deposit geology is presented in Figure 3.
A
107500 N
B
15000 E
17500 E
A
107500 N
B
15000 E
17500 E
107500 N
B
15000 E
17500 E
114500 N
A
113000 N
17500 E
19000 E
B
A
114500 N
A
113000 N
17500 E
19000 E
B
114500 N
A
113000 N
17500 E
19000 E
B
Figure 2: Mine geological setting for Escondida (upper row) and Escondida Norte (lower row) of lithology (left column), alteration (middle column) and mineral zones (right column). Dashed lines shows location of sections. See Figure 3 for explanation of geological units.
The Escondida and Escondida Norte deposits include intrusive and extrusive rocks of Palaeozoic and Cretaceous to Oligocene ages. In Escondida several intrusive pulses can be distinguished with ages from middle Eocene to early Oligocene (44-33 Ma) hosted in andesitic rocks of Cretaceous age. Escondida Este is part of this porphyry system, overlapping each other in space, but with Escondida Este distinguished by distinctly later intrusive pulses. Escondida and Escondida Este also show differences related to the host rocks, because Escondida Este is hosted in Palaeozoic rocks that are similar to the host rocks of Pampa Escondida and Escondida Norte. Recent unpublished studies have identified structural discontinuities in the eastern portion of Escondida that juxtapose Cretaceous and Palaeozoic rocks. These structures have been defined by the exploration team as strands of the Panadero Fault, a regional pre-mineral structure that controlled the emplacement of intrusive pulses related to both Escondida and Escondida Este.
Pampa Escondida is located between Escondida and Escondida Norte showing continuity in a NE trend associated with pulses of porphyry intrusions. Figure 3 shows the regional geology setting, and includes the spatial distribution of these deposits.
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1
4

Zaldivar
Escondida Norte
Pinta Verde
Pampa Escondida
Baker
Escondida
Escondida Este
Ferrocarril fault
Panadero fault
Portezuelo fault
Hamburgo fault
2 km
Recent alluvium (Holocene)
Salar (Miocene-Holocene)
Pampa de Mulas Formation: Piedmont gravel (late Oligocene-middle Miocene)
Granodiorite, dacite, andesite, + rhyolite porphyries (middle-late Eocene, ~38-34 Ma)
San Carlos strata: Siliciclastic + volcaniclastic rocks Eocene)
Diorite, quartz diorite, manzodiorite, + quartz monzonite intrusions (middle Eocene, ~43-41 Ma)
Augusta Victoria Formation: Andesitic + dacite volcanic rocks (late Paleocene-early Oligocene)
Gabbro, diorite, + monzodiorite intrusions (Late Cretaceous, ~77-72 Ma)
Santa Ana Formation: Siliciclastic rocks (Late Jurassic-Neocomian)
El Profeta Formation: Limestone + gypsum (Late Triassic-Kimmeridgian)
Diorite to granite intrusions (late Paleozoic-Late Triassic)
La Tabla Formation: Rhyolitic + andesitic volcanic rocks (Late Carboniferous-Early Permian)
Subsurface limit of San Carlos strata
Porphyry copper deposit (>0.3 % Cu)
Observed fault
Inferred fault
High-angle reverse fault
Syncline

Figure 3: Regional geology setting, modified from Urzúa, 2009 in Hervé et al., 2012

Overprinting the primary mineralisation, a secondary supergene leaching and enrichment process developed with the local formation of copper oxide mineralisation, predominately occurring as brochantite. The enrichment process importantly generated laterally-continuous and sub-horizontal high-grade sulphide mineralisation zones across the deposit. The dominant copper sulphide minerals within the supergene mineral zone are chalcocite and covellite. The primary hypogene mineralisation is mainly present in the deepest parts of the ore body and is defined with the presence of chalcopyrite and bornite.

Three main alteration assemblages are recognised as important controls on copper grade:

- Quartz-Sericite-Clay that is related in part to secondary supergene mineralisation, and in part as primary pyrite-bearing alteration, that consists of quartz, sericite and clays that occurs with pyrite, chalcocite and covelline association that averages 1.0 per cent total copper grade.
- Potassic alteration that occurs as K-feldspar in the porphyry units and in the andesitic rocks as secondary biotite alteration and associated with mineralisation of chalcopyrite, magnetite, primary covellite and pyrite and averages 0.8 per cent total copper grade.

BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 5

Sericite-Chlorite-Clay occurs in the periphery of the deposit, generally in more mafic host rocks. The assemblage consists of chlorite + sericite and clays associated with pyrite, chalcopyrite, chalcocite and molybdenite and averages 0.6 per cent total copper grade.
Figure 4 details examples of geological units in Escondida and Escondida Norte.
A
B
A
B
LITHOLOGY
Gravel
Green Granodiorite
Quartz Porphyry
Breccia
Feldespatic Porphyry
Andesites
ALTERATION
Argilic
Qz-Src-Clay
Src-Chl-Clay
Propylitic
K Feldespar-Biotite
MINERAL_ZONES
Leached Capping
Oxide
Mixed
High Enrichment
Low Enrichment
Pyrite-Chalcopyrite
Figure 4: Escondida (left) and Escondida Norte (right) geological sections. Geology (upper row), alteration (middle row) and mineral zones (lower row).
Following is a brief description of milestones related to Escondida Este discovery, in order to put into context the discovery dates and the conversion of the exploration results into Mineral Resources.
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1
6

Escondida Este discovery

Milestone 1: Predictive Model (Exploration), June 2008. Historical Drill holes Review to generate a new Conceptual Model and define Exploration Targets.

Milestone 2: Escondida Este (North Area) Discovery, January 2009. Discovery intercept: RD-8307 (1,571 m length) 1,190 m @ 0.80 % TCu, 250 ppm Mo.

Milestone 3: Escondida Este (South Area) Discovery, December 2010. Discovery intercept: RD-8996 (1,978 m length) 856 m @ 0.80 % TCu, 207 ppm Mo.

Milestone 4: Delimitation of Escondida Este mineral deposit, January 2013. Exploration stage work concluded with 101 drill holes, 176 km including validated logging data and chemical analysis for TCu, SCu, As, Mo, Ag, Au, Zn, Pb and Mn.



Escondida Este (north portion) Discovery hole. RD-8307, 1,190m@0.80%CuT
Escondida Este (south portion) Discovery hole RD-8996, 856m@0.80%CuT
Delimitation of Escondida Este mineralisation In total 101 Drill holes (176,000metres)
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
Exploration Predictive Model – Exploration Target Definition. Review of historical data.
Incorporation of Escondida Este in May 2013 Resource Model

BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 7

4. Data acquisition

Geological data considered for modelling purposes was derived from in-pit mapping, blast holes and drill logging. All data was captured digitally and stored in an acQuire database. The resource modelling incorporated all data validated as at 28 April 2013.

The average turnaround time between sample collection and data available in database was three months.

4.1 Drilling and logging

The total drilling available for resource modelling of Escondida and Escondida Norte is now approximately 7,400 holes totalling 2,300 km. Since the initial exploration in the early 1980s four drilling methods have been used. These include:

- Conventional open rotary holes*;
- Reverse circulation (RC) drill holes;
- Diamond drilling (DDH) - HQ (63.5 mm diameter) with reduction to NQ (47.6 mm) and BQ (36.4 mm) as required. PQ holes (85 mm) for metallurgical purposes; and
- Combination of RC and diamond drilling.

Table 1 shows the number of holes and cumulative length of drilling for each drilling method. The combined drill holes (RC-DDH) have been used mainly to save drilling cost by using RC to drill through barren overburden, and switching to DDH method shortly above mineralised rock. The local presence of water will force a change in the drilling method from RC to DDH, even if the hole is still in overburden.

Table 1: Drilling method distribution

Drilling method	Drill holes (number)	Length (km)
DDH	1,565	496
RC	3,378	669
RC-DDH	2,486	1,155
Total	7,429	2,320

With the exception of the diamond drilling in unconsolidated gravels, the average recovery (RC and Diamond) for any given lithology exceeded 90 per cent. This was calculated by either the sample weight recovery percentage of the theoretical weight for RC samples or by direct length measurement of the drill core recovered from each sample run. An overview map of Escondida (Figure 5a) and Escondida Norte (Figure 5b) highlights the additional drilling (May 2012 – May 2013) used in the May 2013 resource model.

Figure 5a shows 106 km of drilling from the Pampa Escondida prospect, drilled before the 2013 financial year, which have been used for first time in the Escondida modelling process in order to improve the transition zone between Escondida and Pampa Escondida.

*Conventional rotary holes (96 drill holes, mainly at the early exploration of the deposit) are excluded from the resource estimation process. This was due to the low confidence in their QA/QC, namely poor and undocumented weight recoveries, inherent contamination associated with open hole drilling and poorly documented procedures.

BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 8

111000 N
115000 N
110000 N
114000 N
109000 N
113000 N
108000 N
18000 E
19000 E
20000 E
107000 N
106000 N
105000 N
14000 E
15000 E
16000 E
17000 E
18000 E
19000 E
Current Topography
Infill DH
Exploration DH
Pampa Escondida DH
Figure 5: Additional drill holes (May 2012 - May 2013) over Escondida (5a) and Escondida Norte (5b) incorporated into May 2013 resource models
Geological logging was captured using a Tablet-pc and entered into an acQuire database. Logged features include:
Lithology: Includes granodiorite, quartz porphyry, feldspar porphyry, andesite and breccia;
Alteration: Main and subordinate alteration, description of mineralogical species and associated intensity; and
Mineralisation: Ore minerals, proportion and relations, mineralisation styles, vein types, etc.
4.2 Survey
Prior to June 2000, the locations of the drill hole collars were surveyed by conventional surveying techniques after which a high resolution GPS system was implemented. All collar locations were measured using high-definition GPS before and after drilling, with the latter measurement considered final. Differences between both measurements are less than 30cm. Approximately 10 per cent of collar locations were checked by the same contractor, but using a different surveyor. The differences reported for all of the location checks are smaller than 10 cm.
The drill hole orientation was historically determined primarily by one of three techniques: prior to 2000, single-shot cameras collected orientation measurements at intervals of approximately 50 m; the “Maxibor” instrument that obtained orientations at 3 m of separation from February 2000 to August 2003; and a multi-shot instrument that determined orientations at 6 m of separation from August 2003 through 2012. The Continuous North Seeking Gyroscope was implemented in 2012 and is still in use today.
Other techniques for measuring orientation have also been used for a small number of drill holes, including ATV (Acoustic Televiewer, with orientation measurements every 10 m) and real time gyroscope (measurements every 20 m).
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 9

In general, the down-hole deviation of drill holes is minimal, rarely exceeding a cumulative deviation of 1° per 100 m for both diamond and RC drilling. More significant cumulative deviations that average 2° per 100 m, have occasionally occurred with high pressure RC drilling.
4.3 Sampling and assaying
Escondida has two core facilities, one located on site and the other located in Antofagasta. Both core facilities are fitted with racks for drill core storage and are used for sample receiving, core logging, and sample preparation for assay. Additionally, the site core facility has a warehouse for storing the RC drill cuttings, assay pulps, and 10 mesh rejects.
The core facilities are segregated away from the main mining operations and have restricted access regulations in place. The facilities are managed by the Minera Escondida Ltda. Sample Control & Database Superintendent.
Diamond drill sampling was conducted on 2 m intervals, mainly obtained from hydraulic core splitting. Less than five per cent of cores have been cut using a core saw, that was recently acquired to split core of good physical core quality. One half of the split core is sent for preparation and analysis and the remaining half stored on site for reference and metallurgical sampling. In the case of the PQ core, one half is sent for metallurgical test work, one quarter is sent for preparation and chemical analysis while the remaining quarter is retained for reference. RC cuttings from 2 m sample intervals were reduced to approximately 20 kg at the rig site, using a riffle splitter according to a standardised splitting protocol with the remainder of sample discarded.
Field duplicate samples (three per cent of total analysed samples) correspond to paired samples obtained from the first splitting process in the case of RC and a quarter of the core in the case of DDH.
All assay samples are crushed to 90 per cent passing 10 mesh, subsequently reduced to a 1 kg sample by a rotary splitter. The sample is then pulverised to 95 per cent passing 150 mesh to produce three 200 gram duplicate pulp samples for chemical analysis. The RC and diamond sampling flowchart is presented in Figure 6.
DIAMOND DRILLHOLE SAMPLING PROCEDURE
Core Cutting
Crusher
90% < 10#
Rotary Splitting
1 Kg R Reject
Pulverizer
95% <150# 1 Kg
200 gr 200 gr 200 gr
Replicates and Standars Insertion
Tcu, SCu, Fe, As Analysis
RC DRILLHOLE SAMPLING PROCEDURE
Reverse Circulation
(2 m sample)
Splitter
Crusher
90% < 10#
Rotary Splitting
1 Kg R Reject
Pulverizer
95% <150# 1 Kg
200 gr 200 gr 200 gr
Replicates and Standars Insertion
Tcu, SCu, Fe, As Analysis
Figure 6: Diamond and RC sampling flowchart
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 10

All assaying is performed externally by Geoanalítica, Verilab and SGS laboratories, located in Antofagasta, with routine chemical analysis for TCu (Total Copper), SCu (Acid-soluble Copper), Fe (Iron) and As (Arsenic). TCu has routinely been carried out by atomic absorption spectrometry (AAS) after a hot nitric-perchloric acid digestion, although in a number of assays aqua regia alone was used. SCu is obtained using citric-sulfuric acid digestion, then filtered and analysed by AAS.

Fe and As were analysed using the same digestion solutions as for TCu however the results for Fe represent only a partial analysis, as the digestion will not remove primary oxide iron (e.g. magnetite). Fe and As have not being routinely assayed throughout the mine history; the coverage is about 66 per cent of the data set for both elements. To address this issue a different interpolation strategy was adopted compared to the copper grade estimation.

4.4 Quality of assay data and laboratory tests

A rigorous and effective QA/QC program was implemented and improved during the Escondida history. Key aspects include:

- a bar code drill sample labelling system to permit the submission of blind samples from the drilling for analysis;
- control samples (10 per cent of total samples assayed) comprise blanks (in Escondida's case low grade samples), internal reference samples, duplicate samples for RC drill holes, replicates of composites for DDH and RC drill holes and certified reference materials; and
- use of certified external laboratories for assaying.

A summary table showing the results of the accuracy and precision of TCu samples from the past six years (2008 – 2013) is shown below. Typically two laboratories are used each year (Geoanalitica-CIMM, Geoanalitica-SGS).

Table 2: Precision and Accuracy for TCu, 2008-2013

		2008	2009	2010	2011	2012	2013
Precision	Duplicates	98.5%	97.3%	98.4%	98.5%	97.0%	96.4%
	Replicates	98.4%	98.8%	98.8%	98.7%	96.1%	95.1%
Accuracy	IRM	98.2%	98.5%	98.3%	98.6%	98.4%	98.1%

Results indicate that for 2013, 96.4 and 95.1 per cent of Duplicate and Replicate samples, respectively, are within the acceptable deviation limits (10 per cent for duplicates and 30 per cent for replicates in terms of relative differences). An accuracy of 98.1 per cent (bias level of 1.9 per cent) was achieved.

Dry density has been determined for 15 cm drill core samples collected at intervals of approximately 10 m. Density is calculated using a wax immersion method. Approximately 32,000 density samples have been used in the density modelling process (24,000 for Escondida and 8,000 for Escondida Norte).

4.5 Verification of sampling and assaying

Protocols have been defined in order to assure data verification and data storage of both physical and electronic records.

Currently the geological data is captured electronically in the field (bar codes used for RC and Diamond drill samples) and entered directly in an acQuire database. The analytical data is electronically provided by laboratories and loaded into the database using specifically designed and automated interfaces.

Upon capture into the database and prior to any export for modelling and resource estimation purposes, survey, geology and assay data is validated. The database is located on the Escondida server and backed up daily.

An internal audit of the database has been completed annually since 2005. This involved a manual check on five per cent of the information, including survey, grades, collars and geological coding (mineral zone, alteration and lithology). These audits on average determine a total error rate of less than one per cent.

The integrity and validity of Escondida's drilling database, managed by the Minera Escondida Ltda. Database Administrator, was audited by Consultores de Recursos Minerales (CRM) prior to inclusion into the May 2012

BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 11

Resource Model. The conclusion was that the “management of the database is competent, and the quality of the database and the contained data is more than sufficient to support the resource estimation and reserve statement”.
5. Resource estimation
Escondida and Escondida Norte have been extensively drilled, with approximately 2,300 km incorporated in the 2013 resource estimate. Accompanied by a rich geological knowledge base acquired over the past 30 years of exploration and operation, the drilling grid is considered to be sufficiently spaced to confidently define the geological domains for modelling purposes. Current data density produces a large amount of Measured Resource for the next 30 years of planned production (greater than 70 per cent). Other key points to note, supporting the resource estimation include:
· the Escondida mineralisation remains open at depth. The hypogene component trends NE while the mineralised supergene blanket trends in a NW direction;
Escondida Norte has similar mineralised trends as Escondida but with significant short-range vertical variability in the Top of Dominant Sulphides surface;
Escondida and Escondida Norte are long established and geologically mature ore bodies which have been subjected to many professional studies (internal and external) and revised by the Competent Persons. Since the 2012 financial year, two Resource Competent Persons were nominated by Minera Escondida Ltda. One is responsible for data acquisition to geological modelling and is based on-site. The second one is responsible for resource estimation to reporting activities and is based in Antofagasta; and
physical samples compositing was only applied for the unmineralised leach cap horizon where alternating 14 and 16 m intervals were prepared by combining seven or eight 2 m samples. This practice was undertaken to approximately 10 m above any type of mineralised zone in order to economise on sample preparation and analytical cost in barren intervals.
5.1. Assumptions
Cut-off parameters
The cut-off grade used to differentiate waste from mineralisation is 0.30 per cent of total copper for the Sulphide and Mixed resources whereas the Oxide resources are reported above 0.20 per cent of soluble copper. These cutoff grades are based on break-even economic analysis, taking into account the poor metallurgical behaviour and low degree of confidence on the metallurgical test work of low-grade material. Cost assumptions are determined as part of an annual planning cycle that is used to estimate the Life of Asset production plan and subsequently publically reported Ore Reserves.
Mining factors
Escondida operates two open pits, Escondida and Escondida Norte, each with 15m bench heights. The operation is a conventional shovel-truck combination with a selective mining unit of 25 m x 25 m x 15 m.
Metallurgical factors
Copper in sulphide is recovered through two processing options: high grade is treated by milling and flotation, while lower grade is treated by sulphide leach. Oxide is recovered through an acid leaching process. Metallurgical recoveries for the concentrator process have been estimated on a block by block basis using geostatistical techniques to interpolate laboratory test values coming from drill hole samples test work. Leach recovery is based on global average recovery of individual copper minerals (chalcopyrite, covellite, chalcocite, and brochantite) that are applied to a block-by-block estimate of copper mineral content interpolated from drill hole data.
Environmental factors
Escondida honours Chilean law with its environmental, health, safety and community considerations, incorporating BHP Billiton Corporate policy and site specific issues such as the use of standard processes for contractor selection including contracts which define KPIs for safety and environmental requirements.
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 12

5.2. Estimation and modelling techniques
Utilising Vulcan software, the resource modelling adopted a dynamic 3D methodology which allowed the on-screen interpretation and updating of solids from the existing resource model with new drill hole data. Three variables –lithology, alteration and copper sulphide mineralisation were modelled - lithology and alteration, based on composited 15 m intervals and the mineralisation zones (Minzones) that considered two methodologies:
Minzones below Top Dominant Sulphides (TDS) are deterministic and interpreted as surfaces honouring contacts directly from drill holes.
Minzones above TDS are modelled using a probabilistic approach by Multiple Indicator Kriging (MIK) to estimate the proportion of different Minzones with variable degrees of oxidation (Preece, 2001). This approach is generally taken when the spatial distribution of the attribute in question is difficult to accurately predict by manual interpretation. The erratic occurrence of the oxide mineralisation is suitable for such an approach.
A description of the main variables interpreted and interpolated are shown in the Table 3.
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 13

Table 3: Main variables interpreted and interpolated

Variable	Description	Methodology
litologia	Lithology	Interpreted
minzone	Mineralogical zones	Interpreted
alteracion	Hydrothermal alteration	Interpreted
dominios	Structural domains	Interpreted
ed_cut	Estimation domains for Tcu	
arc_ox	generation of fine size particles, indicator (0-1)	Probabilistic interpretation
propiedad	Mine property MEL: 1,2 CMZ: 0	
categ_rec	Resource category	Assigned based in uncertainty
codmat	Material code	based in copper grade and minzone
densidad	Dry Density	Interpolated
cut	Total Copper (%)	Interpolated
cus	Soluble copper (%)	Interpolated
fe	Total Iron (%)	Interpolated
as	Arsenic (ppm)	Interpolated
py	Pyrite (%)	Interpolated
s2	Sulphur (%)	Interpolated
cspcc	Copper grade supplied by the Chalcocite (%)	Interpolated
cspcv	Copper grade supplied by the Covellite (%)	Interpolated
cspcpy	Copper grade supplied by the Chalcopyrite (%)	Interpolated
bwi	Bond Work Index (Kwh/ton)	Interpolated
spi	Sag Power Index (min)	Interpolated
rec_flc	Flotation recovery for Los Colorados concentrator (%)	Interpolated + scaled up
rec_fls	Flotation recovery for Laguna Seca concentrator (%)	Interpolated + scaled up
rec_lixaci	Acid leach recovery (%)	Empirical Model based on copper grades
rec_sl_350	Sulphide leach recovery (%)	Empirical model based on copper mineralogy
rec_flsd	Flotation recovery for Laguna Seca debottlenecking (%)	Interpolated + scaled up
rec_fogp1	Flotation recovery for OGP1 concentrator (%)	Interpolated + scaled up
consac_net	Net acid consumption (Kg/ton)	Empirical model based on geological groups
tpoh_lc_mel	Throughput Los Colorados (tons/hour)	Empirical model based on Hardness (bwi-spi)
tpoh_ls_mel	Throughput Laguna Seca (tons/hour)	Empirical model based on Hardness (bwi-spi)
tpoh_lsd	Throughput Laguna Seca Debottlenecking (tons/hour)	Empirical model based on Hardness (bwi-spi)
tpoh_ogp1	Throughput OGP1 (tons/hour)	Empirical model based on Hardness (bwi-spi)
congrade_lc	Copper grade in concentrate from Los Colorados (%)	Empirical model based on copper mineralogy
congrade_ls	Copper grade in concentrate from Laguna Seca (%)	Empirical model based on copper mineralogy
con_fe_lc	Iron grade in concentrate from Los Colorados (%)	Calculation based on in situ grade
con_fe_ls	Iron grade in concentrate from Laguna Seca (%)	Calculation based on in situ grade
con_as_lc	Arsenic grade in concentrate from Los Colorados (%)	Calculation based on in situ grade
con_as_ls	Arsenic grade in concentrate from Laguna Seca (%)	Calculation based on in situ grade
con_py_lc	Pirite grade in concentrate from Los Colorados (%)	Calculation based on in situ grade
con_py_ls	Pirite grade in concentrate from Laguna Seca (%)	Calculation based on in situ grade
con_s2_lc	Sulphur grade in concentrate from Los Colorados (%)	Calculation based on in situ grade
con_s2_ls	Sulphur grade in concentrate from Laguna Seca (%)	Calculation based on in situ grade

BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 14

Other key points include:
The Copper Estimation Domains are defined by a combination of lithology, alteration and mineralisation zones.
Estimation was carried out by ordinary kriging into blocks of dimension 25 x 25 x 15 m using a three pass search strategy with increasing search dimensions from 50 m up to 600 m. Each pass adjusts the interpolation criteria based on geostatistical analysis and level of data support for each element by Estimation Domain.
Different revisions are made in order to validate the resulting interpolated model versus composites based on visual inspections, statistical comparisons and swath plots.
Comparison with previous models and in-situ model reconciliation is used for validating final results.
Direct grade capping was included at sample support using a local approach to identify outlier samples. No additional restriction for outliers was applied during the interpolation process.
Contact analysis has been carried out to define the composite sharing strategy. Generally soft boundaries are used for sulphide mineralogical zones and hard boundaries for units of the leached-oxide zone.
Tonnages are estimated on a dry basis.
Dry density is estimated as a continuous variable by ordinary kriging interpolation. The methodology adopted for the interpolation uses mineralogical units (Minzone) as controls for the spatial distribution of the variable in each deposit. An average density, by geological grouping, is assigned to the blocks without interpolated value.
6. Mineral Resource statement
6.1. Resource classification
Conditional simulation models have been used since 2007 as part of the resource classification process. For obtaining a distribution of grades through conditional simulation, the following concepts were considered:
Density and spatial disposition of information (data conditioned);
Geological continuity (geological features have been simulated); and
Grade continuity (grade distribution has been simulated).
An uncertainty model was also designed to quantify the uncertainty of the copper grade estimate considering monthly production volumes (panels). The uncertainty model quantifies the dispersion of the simulated distribution of grade for each panel and the estimation of grade will be more reliable for panels with a less dispersed distribution of grade.
The schematic concept of the classification methodology is represented in Figure 7 where the uncertainty on grade estimation is a function of geological and/or copper grade heterogeneity and the amount of conditioning data (drill hole composites).
Geological / Grade Heterogeneity Low High Abundant Scarce Conditioning Data Abundance
Figure 7: Resource classification concept
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 15

For the 2013 resource models the Mineral Resources were classified as follows:

- Measured Resources - an estimate of the in-situ tonnes and grade with sufficient confidence that, with further mine planning, the resource can be used to predict recovered or saleable ore tonnes and grade to within ±10 per cent on an annual basis and within ±15 per cent on a quarterly basis (for the mining method being used at planned capacity and at the planned cut-off grade) at 95 per cent confidence.
- Indicated Resources - an estimate of the in-situ tonnes and grade with sufficient confidence that, with further mine planning, the resource can be used to predict recovered or saleable ore tonnes and grade to within ±15 per cent on an annual basis (for the mining method being used at planned capacity and at the planned cut-off grade) at 95 per cent confidence.
- Inferred Resources – an estimate of the in-situ tonnes and grade with sufficient confidence that the resource can be recovered and saleable ore tonnes and grade will each be predicted to within ±25 per cent on a global basis at 95 per cent confidence.

Table 4 shows data support in terms of nominal drill grid spacing for each Mineral Resource category.

Table 4: Nominal drill grid spacing

Classification	Oxide	Mixed	Sulphide
Measured (average)	40x40 m	45x45 m	60x60 m
Indicated (average)	60x60 m	60x60 m	115x115 m
Inferred (maximum)	90x90 m	110x110 m	350x350 m

Block model sectional views of the Escondida and Escondida Norte resource classifications are presented as Figures 8, 9, 10 and 11.



W
E
3000 L
2500 L
2000 L
1500 L
Original Topography
Measured
Indicated
Inferred
14000 E
15000 E
16000 E
17000 E
18000

Figure 8: Escondida Mineral Resource classification W-E section looking north

BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 16

NW SE
3000 L 2500 L 2000 L 1500 L 14000 E 15000 E 16000 E 18000 E 19000 E 20000 E
Original Topography Measured Indicated Inferred
Figure 9: Escondida Mineral Resource classification SE-NW section looking NE
W E
3000 L 2500 L 18000 E 19000 E
Original Topography Measured Indicated Inferred
Figure 10: Escondida Norte Mineral Resource classification E-W section looking north
N S
3000 L 2500 L 114000 N 113000 N
Original Topography
Measured
Indicated
Inferred
Figure 11: Escondida Norte Mineral Resource classification N-S section looking east
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 17

6.2. Mineral Resource limits

Escondida uses an optimised Whittle pit to define limits of the declared resources. Geotechnical, metallurgical and cost assumptions are determined as part of an annual planning cycle that is used to estimate the Life of Asset production plan and subsequently publically reported Ore Reserves.

The BHP Billiton high-price protocol is used to define the Mineral Resource reporting limits instead of the mid-price protocol, which is used for Ore Reserves. The Commodity Price Protocol (CPP) for copper develops a long-run equilibrium price based on fundamental supply and demand.

Figure 12 shows the relationship between Resource and Reserve pit for both Escondida and Escondida Norte deposits.


Escondida
3500 L
3000 L
2500 L
2000 L
1500 L
1000 L
15000 E
16000 E
17000 E
18000 E
19000 E
Resource pit
Reserve pit (pushbacks)
Escondida Norte
3500 L
3000 L
2500 L
2000 L
17000 E
18000 E
19000 E
Resource pit
Reserve pit (pushbacks)

Figure 12: Escondida and Escondida Norte Mineral Resource classification E-W sections looking north

7. Reconciliation

7.1. Ore Reserves reconciliation

A tabulation of the reconciliation factors (F1, F2 & F3) for the 2013 financial year is provided below in Table 5.

Table 5: FY13 Ore Reserve reconciliation

	Concentrators			Sulphide Leach			Oxide Leach		
Reconciliation FY13 (%basis)	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
Grade control / Reserve F1	91	97	88	117	98	115	110	97	107
Process feed / Grade control F2	106	100	107	--	--	--	100	--	--
Market sales / Reserve F3	N/A*	N/A*	93	N/A*	N/A*	--	N/A*	N/A*	--

* Due to the major difference in the mass and the copper grade between in situ ore and saleable product the F3 reconciliation factors were calculated only for saleable copper, in this sense N/A means non applicable.

BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 18

Reconciliation factors largely fall within the tolerance limits of ±10 per cent on an annual basis. Overestimation of copper metal content in concentrator feed is explained largely by a 9 per cent overestimation in ore tonnes, combined with slight overestimation of copper grade and 3 per cent ore loss due to ore control demarcation. The over-estimation of concentrator feed directly causes the underestimation of Sulphide Leach ore. These deviations in the resource model are mainly due to the presence of narrow low-grade zones at the periphery of the Escondida Norte deposit that were not detected by the current drilling pattern. The F2 factor shows a greater amount of sulphide reported by process feed than reported in the grade control model, due to a low grade sulphide ore that was sent to the concentrator due to operational lowering of the cut-off grade. Considering the amount of low grade sulphide sent to the concentrator, the F3 factor shows an overestimation of seven per cent of saleable copper in concentrate for last 12 months. The F3 measured by comparing reserve model against concentrate production is mostly explained by five per cent model overestimation and three per cent of ore loss due to the ore control demarcation process. Metallurgical recovery prediction accounts for an additional one per cent of underestimating the copper metal production.
It is not possible to calculate the F2 and F3 reconciliation factors for Sulphide Leach using the standard 12-month period. Run-of-mine heap leach pile is built by direct truck dump and lacks tonnage/grade measurement at the sulphide leach pad. In addition, the long production cycle of heap leaching makes it difficult to identify the source of the copper produced for a specific 12-month period. Escondida will continue to explore alternative ways to reconcile operational performance.
F1 reconciliation factor for Oxide ores indicates 10 per cent underestimation of oxide tonnages, mostly due to the occurrence of erratic and small bodies in the oxide zones mined during the 2013 financial year. The oxide plant is fed by rehandled ores stockpiled from the mine operations, making F2 and F3 calculations nearly meaningless for annual periods. Escondida will continue to explore alternatives to reconcile operational performance.
8. Independent audit and review
During the 2013 financial year (May 2013) an external Resources and Reserves audit for Escondida and Escondida Norte was completed by Consultores de Recursos Minerales SA and NCL Limitada. No significant issues or concerns were raised by the auditors. The main conclusion was:
“The resource estimates and resource/reserve classifications meet international standards and the stated resource and reserves are compliant with the AusIMM JORC standards and the United States Securities Exchange Commission (SEC) Industry Guide 7.”
The most recent BHP Billiton internal Group Audit Services (GAS) audit (undertaken every two years) was completed in November 2011 concluding that overall the Mine Planning and Ore Reserve (MPOR) process was rated as requiring some improvement. A number of minor weaknesses in the design and operating effectiveness of risk mitigating controls were identified.
In terms of Resource modelling one finding was reported:
“The interpretation of lithology in Escondida Norte was not consistent with the drilling data in 3 drill holes”
This finding has been corrected; all agreed actions in order to include additional modelling controls have been completed.
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1
19

9. *Risk and opportunity assessment*

A detailed risk analysis was last completed in April 2012. During the 2013 financial year the exercise was a review and update of the 2012 financial year analysis with a focus on identifying the main risks that can affect the current reserves declaration. The results are presented in the Table 6. The deviation in the resource model or overestimation is the most important risk for this process and was considered as a material risk.

Table 6: Register of Mineral Resource and Reserve risks

Risk issue	Cause	Rating			Further actions	Responsibility and completion date
		Severity	RRR*	MFL**		
Deviation in the resource model (Overestimation)	Lack of geological information, grades and metallurgic (drilling Deficit))	300	90	1000	Infill drilling campaigns and metallurgical testing	Geology Manager/ ongoing
Geotechnical instability affecting the ultimate pit	Failure to comply with the geotechnical recommendations (angles - drains)	10	1	1000	Data collection and geotechnical characterisation of rock mass modelling with acceptable uncertainty	Geotechnical superintendent/ ongoing
Uncertainty of economic factors that define the reservation	Uncertainty of market conditions	External Factors			Utilisation protocols BHP Billiton prices review	Long term planning Superintendent /ongoing
Failure information management	Poor information transfer protocol between areas	30	3	100	Generate the transfer process and information management	Long term planning Superintendent /ongoing
Loss of the right of the mining concession area	Litigation to prevent exploitation	30	3	300	Application of existing procedures PR-FI5-041-P-5 rev 2 PR-FI5-041-P-2 rev 2	Chief of mining property
Loss of rights or operating permit	Environmental incident product of operation	30	0.9	300	Application procedure management and hazardous substances	Manager environment/ongoing
Errors in the mine planning process	Poor information transfer protocol between areas	100	10	100	Generate the transfer process and information management	Long term planning superintendent
Geotechnical instability in super-deep pits (1 km)	Failure to comply with the geotechnical recommendations (angles - drains)	100	10	100	Participate in Large Open Pit workshop, focused directly on 1 km pits	Geotechnical superintendent/ ongoing
Incorporation of inferred mineral in defining the final pit reserves	Lack of geological information, grades and metallurgic (drilling Deficit))	100	3	100	Maintain internal and external audits to the resource and reserve statement	Manager planning and manager geology/Biannual

RRR*: residual risk rating.
MFL**: maximum foreseeable loss.

BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1 20

10. Conclusions and recommendations
The activities relating to the resource estimation (drilling; sampling; geological logging and modelling; grade estimation; geometallurgical characterisation and resource classification) have been developed using standard procedures and industry best practices.
Well-established modelling procedures and the biannual external audit process provide a high confidence level to the resource estimates. Changes generally are mainly due to the additional drilling because changes in modelling procedures have not been significant.
Better understanding of the geological features will be needed for the deeper portion of the Escondida deposit. At this time this mineralisation could be scheduled far into the future.
11. References
Amec. 2009. Resources and Reserves Audit. Project No.: 3075. Minera Escondida Limitada. Operada por BHPBilliton. Escondida. June 30, 2009. Volumen I & II. Internal report.
Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code 2012 Edition). Prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC), Effective 20 December 2012 and mandatory from 1 December 2013.
Clarke, K. Pinto, D. 2009. Escondida y Escondida Norte, Definición de dominios de estimación EDA Mayo-2010. Noviembre 2009. Superintendencia de Estimación de Recursos. Gerencia de Calidad y Control de Mineral. Vicepresidencia de Planificación y Estudio. Minera Escondida limitada. Reporte Interno.
Consultores de Recursos Minerales S.A. & NCL Ltda. Resource and Reserve Audit Escondida and Escondida Norte. Prepared For: Minera Escondida Ltda, 30 May, 2013. Internal report.
García, F. 1967. Geología del Norte Grande de Chile. Sociedad Geológica de Chile. Symposium sobre el Geosinclinal Andino, 1962. N°3, p 138, Santiago.
Hervé, M; Sillitoe, R; Wong, Ch; Fernandez, P; Crignola, F; Ipinza, M and Urzúa, F. 2012. Geologic Overview of the Escondida Porphyry Copper District, Northern Chile. Society of Economic Geology. Special Publication N°16, pp 55-78.
Mpodozis, C.; Marinovic, A.; Smoje, I. y Cuitiño, L. 1993. Estudio geológico- estructural de la Cordillera de Domeyko entre la Sierra Limón Verde y Sierra Mariposas. Región de Antofagasta. Servicio Nacional de Geología y Minería. p 232.
Preece, R. 2001. Indicator kriged model of mineral zones above top of dominant sulfide surface, Escondida October 2001 resource model. Prepared For: Minera Escondida, Ltda.
BHP Billiton operational review for the nine months ended 31 March 2014 – Appendix 1
21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 16, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary